SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and Amendments Thereto Filed Pursuant to Rule 13d-2(a)

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Under the Securities Exchange Act of 1934

(Amendment No. __)*

RUBY CREEK RESOURCES INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

78116P 10 1

(CUSIP Number)

Law Offices of Dieterich & Mazarei

11300 West Olympic Blvd., Suite 800, Los Angeles, California 90064

(310) 312-6888

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 17, 2009

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is subject of this 13D, and is filing this schedule because of Rule 13-d-1

(e), 13(d)-1(f) or 13d-1(g), check the following box.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which could alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D

CUSIP No. 78116P 10 1

1. Name of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)
Robert Slavik

2. Check the Appropriate Box if a Member of a Group (A) [ ]

(See Instructions) (B) [ ]

3. SEC Use Only

4. Source of Funds (See Instructions)
PF

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) [ ] or 2(e) [ ]

6. Citizenship or Place of Organization
Canadian

Number of Shares Beneficially Owned By Each Reporting Person With:	7. Sole Voting Power: 4,520,000
8. Shared Voting Power: Nil
9. Sole Dispositive Power: Nil
10. Shared Dispositive Power: Nil

11. Aggregate Amount Beneficially Owned by Each Reporting Person
4,520,000 Common Stock

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13. Percent of Class Represented by Amount in Row (11)
54.2%

14. Type of Reporting Person (See Instructions)
IN

ITEM 1.     Security and Issuer.

The statement relates to the Common Stock, $0.001 par value per share ("Common Stock") issued by Ruby Creek Resources Inc, a Nevada Corporation (the "Company"), whose principal executive offices are located at Suite 400, 409 Granville Street Vancouver, British Columbia, Canada.

ITEM 2.     Identity and Background.

This statement is filed by Robert Slavik an individual ("Reporting Person"), whose principal offices are located at Suite 400, 409 Granville Street Vancouver, British Columbia, Canada.

The Reporting Person has not, during the last five (5) years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

ITEM 3.     Source and Amount of Funds or Other Considerations.

The Reporting Person acquired 4,520,000 shares of the Company's stock through a stock purchase transaction.

ITEM 4.     Purpose of Transaction

The purpose of the transaction in the stock is investment. Additionally, as a result of the Reporting Person’s acquisition of these shares, all but one of the directors of the Company resigned from their positions and the Reporting Person was appointed to a vacancy on the Company’s Board of Directors. Furthermore, the Reporting Person was appointed as the Company’s new Chief Executive Officer, Chief Financial Officer and Secretary. There are no anticipated changes will to the issuer's charter, bylaws or instruments corresponding thereto.

ITEM 5.     Interest in Securities of the Issuer.

As of the date hereof, the Reporting Person beneficially owns the previously noted 4,520,000 shares of the Company's common stock.

COMMON STOCK

As of the date hereof, the Reporting Person beneficially owns 4,520,000 shares of the Company's common stock, comprising 54.2% of the issued and outstanding common stock of the Company. The percentage used herein is calculated based upon the 8,337,001 shares of Common Stock of the Company stated by the Company as issued and outstanding as of April 14, 2009. The Reporting Person has sole voting and dispositive powers with respect to 4,520,000 shares of Common Stock which he owns. On June 17, 2005, the Reporting Person purchased 4,520,000 shares of common stock in a private transaction. The Reporting Person has not effected other transactions in the shares of the common stock.

ITEM 6.     Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

None.

ITEM 7.     Material to be Filed as Exhibits.

NONE.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 26, 2005

/s/ Robert Slavik

Robert Slavik